UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

2026 First Quarter Earnings Conference

KB Financial Group Inc. will hold its 2026 First Quarter Earnings Conference on Thursday, April 23, 2026. A live webcast of the conference and the presentation materials will be available in both Korean and English on its IR website at www.kbfg.com. Investors may dial-in to participate in the conference call during the Q&A session following the presentation.

• Date:	Thursday, April 23, 2026

• Time:	16:00 (Korea time)

• Format:	Live webcast and conference call

• Language:	Korean and English. Simultaneous interpretation will be

available for English-speaking participants.

• Agenda:	2026 First Quarter Earnings Results and Q&A

• Q&A via telephone

- From overseas:	82-31-810-3128

- From Korea:	031-810-3128

- Passcode:	6412#

- Q&A code:	*1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 9, 2026	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer